FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 30, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 30, 2005

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat Names Ugo Angelo Doninelli as Chairman

Director George King Resigns From Board, Will Continue in Advisory Role

(Vancouver, Canada) November 30, 2005, 08:00 EST – The Board of Directors of Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that George King, Chairman of the Board, has resigned as a director for personal reasons; ~~,;~~ and Ugo A ngelo Doninelli has been appointed to succeed Mr. King as Chairman.

Mr. King will continue to remain involved in the Company’s activities in an advisory capacity.

The Board of Directors met this morning and unanimously approved the immediate appointment of Ugo Angelo Doninelli, Chairman of the Strategy Committee, as Chairman, and James Sharpe, Chairman of the Audit Committee, as Vice-Chairman.  Mr. Doninelli and Mr. Sharpe worked closely with the outgoing Chairman as chairmen of their respective committees.

"We thank George for his extraordinary hard work and service to Norsat and for all of his contributions to the company and the leadership team ," said Mr. Doninelli, the longest serving Norsat board member.

Mr. King joined the Board of Directors in April 2005.     He has also served on the Strategy Committee and as Acting Corporate Secretary.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat's latest innovations include the Norsat OmniLinkTM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat's sectors of concentration include Health Care, Military, Telecommunications, Emergency Services and Media. Additional information is available at www.norsat.com. Additional investor information is available through email at c ommunications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

The information should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes includes therein for the three months ended September 30, 2005, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the

Company's 2004 Annual Report. All the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information from the year ended December 31, 2004, and other information related to the Company, may be found on the company's website at www.norsat.com .

More Information Contact

Norsat International, Inc. Communications & Investor Relations	Norsat International Inc. Operations Location
Toll-Free: 1-888-667-7281 Tel: 604-292-9000 Fax: 604-292-9011 E-mail: Communications_InvestorRelations@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com